Exhibit 21.1
List of Subsidiaries of Aura Consolidated Group, Inc.

Name of Subsidiary*	Jurisdiction of Incorporation or Organization
Qoria Limited	Australia
Qoria Holdings Pty Ltd	Australia
Qoria UK Limited	United Kingdom
*    This list omits subsidiaries that would not constitute a “significant subsidiary” pursuant to Rule 102(w) of Regulation S-X.